Exhibit 99.1

GLG Life Tech Corporation * Suite 2168, 1050 West Pender Street, Vancouver, B.C. Canada V6E 3S7 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION IS GRANTED PATENT ON CORE TECHNOLOGY, CEMENTING LEADERSHIP POSITION FOR THE PRODUCTION OF HIGH VOLUME, HIGH PURITY STEVIOSIDES

Vancouver, B.C. June 23, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces that one of its current patent applications, submitted in 2008 by its 100% owned subsidiary – Qingdao Runde Biotechnology Company Ltd., has been granted by the State Intellectual Property Bureau of the People’s Republic of China.

The Company’s refining method for the extraction of high-purity Stevioside (STV) has been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The unique extraction method is an innovative technology that is scalable, allowing the company to produce high volumes of greater than 80% high-purity STV.

GLG Chairman and CEO, Dr. Luke Zhang stated, “This patent is of core importance to GLG’s China market opportunities, both with our AN0C consumer food and beverage products and also enables us to meet the low-calorie sugar product specifications set out by the China Sugar Reserve (CSR). The CSR low calorie sugar products will require a large amount of high-purity STV to meet the current and anticipated domestic demand for this product. Our patented technology puts us in a unique position to allow GLG to produce the anticipated high volumes of high-purity STV necessary to meet these requirements. To Management’s knowledge, we are the only company with patented high purity STV production technology to meet the high specifications and volumes required for the China Sugar Reserve low calorie sugar product.”

At GLG, we focus on not only creating great tasting, low cost, natural sweetening solutions for our customers, but also on creating technology that uses fewer natural resources and decreases the impact on the environment within which we operate.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact

Sophia Luke

Vice President of Investor Relations

GLG Life Tech Corporation

+1 (604) 669.2602 ext. 104

ir@glglifetech.com

www.glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.